WRITER’S DIRECT DIAL NUMBER (404) 420-4646 WRITER’S E-MAIL ADDRESS LAG@RH-LAW.COM

November 19, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.

Re:	Verso Technologies, Inc. Preliminary Schedule 14A Filed on November 9, 2004 File No. 000-22190

Ladies and Gentlemen:

     On behalf of Verso Technologies, Inc. (the “Company”) and pursuant to our conversations with the Staff, we transmit herewith for filing a conformed copy of the Company’s Definitive Schedule 14A marked to show changes in accordance with Rule 310 of Regulation S-T made to the Company’s Preliminary Schedule 14A filed on November 9, 2004.

      The Definitive Schedule 14A responds to comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated November 18, 2004. In the interested of clarity, defined terms not otherwise defined in this letter are as defined in Definitive Schedule 14A. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 18, 2004 comment letter.

1.	As the Staff requested, we have revised the disclosure regarding the Incentive Plan to state that the Company does not have any plans, proposals or arrangements, written or otherwise, to issue any awards under the Incentive Plan.

2.	As the Staff requested, we have revised the disclosure relating to the Incentive Plan to state that the description of the Incentive Plan provides a materially complete summary of the Incentive Plan and to eliminate statements that the description of the Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Incentive Plan.

Securities and Exchange Commission
November 19, 2004

     The other changes made to the Preliminary Schedule 14A reflect updating of, and certain other immaterial revisions to, the disclosure contained therein. Any comments or questions regarding this filing should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.

Sincerely,

/s/ Lori A. Gelchion

Lori A. Gelchion

Enclosure